UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 10)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of March 26, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of February 2012, filed on Form 6-K with the United States Securities and Exchange Commission, as of February 3, 2012, there were 339,563,275 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the twenty-third paragraph thereof:

On March 22, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.18.  The press release, among other things, stated that Institutional Shareholder Services Inc. issued a report recommending that the Company’s shareholders vote for the Reporting Person’s independent nominees to the Company’s board of directors.

On March 23, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.19.  The press release, among other things, stated that the Reporting Person formally requested the appointment of an independent chairperson for the upcoming special meeting of shareholders to be held on April 3, 2012.

Also on March 23, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.20.  The press release, among other things, contained an open letter to the Company’s shareholders urging them to vote for the Reporting Person’s independent nominees to the Company’s board of directors.

           The descriptions of the press releases set forth above are qualified in their entirety by reference to the complete copies of the press releases that are attached to this Schedule 13D, as amended, as exhibits pursuant to Item 7 hereof.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the seventeenth paragraph thereof:

                              7.18           Press Release, dated March 22, 2012, from the Reporting Person, on behalf of the Fund.

7.19           Press Release, dated March 23, 2012, from the Reporting Person, on behalf of the Fund.

7.20           Press Release, dated March 23, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                               March 26, 2012

                                                                                               MOUNT KELLETT CAPITAL MANAGEMENT LP

                                                                                               By:  Mount Kellett Capital Management GP LLC,
                                                                                                        its general partner

                                                                                            By:  /s/ Jonathan Fiorello
                                                                                                           Jonathan Fiorello
                                                                                                           Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.18

MARCH 22, 2012 PRESS RELEASE

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS THAT SHAREHOLDERS ELECT BOTH OF MOUNT KELLETT’S NOMINEES TO BAJA’S BOARD OF DIRECTORS

Vancouver, British Columbia, March 22, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”) today announced that Institutional Shareholder Services Inc. (“ISS”) issued a report recommending that shareholders of Baja Mining Corp. (TSX: BAJ) (OTCQX: BAJFF) (“Baja”) vote FOR the addition of both of Mount Kellett’s nominees to Baja’s board of directors at the Special Meeting of Shareholders to be held on April 3, 2012.

“We fully agree with ISS that change is needed at Baja, and we appreciate its support of our two highly qualified nominees, both of whom have the best interests of Baja and all of its shareholders as their top priority,” said Jonathan Fiorello, Chief Operating Officer of Mount Kellett. “Baja’s board has a track record of problematic corporate governance that is inconsistent with its fiduciary duty to shareholders.  We look forward to the support of our fellow shareholders at the special meeting, where they will finally have the opportunity to put an end to Baja’s pattern of self-dealing and ensure that their investment is protected.”

In its March 21, 2012 report, ISS stated*:

About the Need for Change at Baja
•
“Based on the evidence of problematic governance practices in the recent past – including exorbitant equity grants to directors, the CEO's troubling willingness to take an active role in what is supposed to be a completely independent Nominating Committee, and the reactive nature of the governance provisions the board has recently adopted – the dissident has made a compelling case that change is warranted at the board level.”

About the Board’s Questionable Stock Options Grants
•
“Such large grants may call into question directors’ ability to provide effective oversight of management’s compensation and activity, since their interests may be more aligned with executives than shareholders.”

•
“For example, the proposed amendment to the 2011 stock option plan is being proposed only after it was used to make exorbitant grants to directors.  One might legitimately question whether closing the barn doors after all the horses have escaped is the best approach to managing an equity plan.”

About the Current Board’s Troubling Corporate Governance
•
“While the board's actions to resolve problematic governance practices are noteworthy, these actions appear largely reactive to the dissident's critique, raising the question of whether the board has fully internalized the view that corporate governance is critical for building the confidence of unaffiliated shareholders.”

•	“Moreover, the timing of certain changes calls into question the board's motivation for making these changes.”

About Baja’s Mischaracterization of Mount Kellett’s Motives
•	“Accordingly, the company's assertion of “creeping takeover” lacks credibility.”
•
“There is, however, no evidence Mount Kellett has previously executed a creeping takeover strategy, or that it has ever launched a hostile bid for any of its portfolio companies.  The dissident, moreover, made this point explicitly to the board in its May 2011 presentation. In that presentation, Mount Kellett pointed out that it does not commence hostile transactions or buyouts and is only interested in creating maximum value for all shareholders.”

About the Strength of Mount Kellett’s Nominees
•	“As the largest shareholder of Baja, Mount Kellett's interests are likely highly aligned with those of other shareholders.”
•
“Additionally, Waisberg's depth of corporate governance knowledge, as a certified ICD graduate, and experience, on numerous other public boards, should allow him to contribute considerably to the effective oversight of the Baja board.”

•	“Accordingly, votes on the dissident BLUE card are warranted: FOR items 2, 3, and 4 (which call for expanding the board to nine, and adding dissident nominees Lehner and Waisberg to the board).”

Mount Kellett urges its fellow shareholders to vote their BLUE proxy card to elect Mr. Stephen Lehner and Mr. Lorie Waisberg, two highly qualified, independent candidates, to the Baja board of directors.  Once elected, Messrs. Lehner and Waisberg will represent a minority of the board and will work with the other directors to provide much-needed independent oversight and an owner-driven mindset.  Mount Kellett continues to believe that Giles Baynham and Gerald Prosalendis – two hand-picked directors who are very much entangled in Baja’s web of conflicts – should be removed from Baja’s board.

For more information on how to vote your BLUE proxy, as well as access to other important materials, please visit www.ShareholdersForBaja.com.  If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted).

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing.  The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai.  The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.
Bernard Simon, 416-867-2304

or

Sard Verbinnen & Co
Dan Gagnier/Jonathan Doorley/Sarah Brown, 212-687-8080
* Permission to quote from the ISS report was neither sought nor obtained.

EXHIBIT 7.19

MARCH 23, 2012 PRESS RELEASE

MOUNT KELLETT REQUESTS INDEPENDENT CHAIRPERSON FOR UPCOMING BAJA SHAREHOLDER MEETING

Vancouver, British Columbia, March 23, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”), today announced that it has sent a letter to the Board of Directors of Baja Mining Corp. (TSX: BAJ) (OTCQX: BAJFF) (“Baja”) formally requesting the appointment of a chairperson independent of Baja and its management and directors for the Special Meeting of Shareholders to be held on April 3, 2012.

“As is customary in a requisitioned meeting in Canada, Mount Kellett has requested the appointment of a mutually agreeable independent chairperson to ensure a fair and transparent process for the upcoming Special Meeting of Shareholders,” said Jonathan Fiorello, Chief Operating Officer of Mount Kellett. “In light of the history of self-interested maneuverings by Baja’s current Board and the events leading up to the special meeting, we have serious concerns about the current chairman’s ability to conduct this important meeting independently and impartially.  We urge the Baja Board to do the right thing by working with us to find a mutually agreeable independent chairperson and we look forward to their prompt response to our request.”

For more information on how to vote your BLUE proxy, as well as access to other important materials, please visit www.ShareholdersForBaja.com.  If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted).

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.
Bernard Simon, 416-867-2304

or

Sard Verbinnen & Co
Dan Gagnier/Jonathan Doorley/Sarah Brown, 212-687-8080

EXHIBIT 7.20

MARCH 23, 2012 PRESS RELEASE

MOUNT KELLETT SENDS OPEN LETTER TO SHAREHOLDERS OF BAJA MINING CORP URGING THEM TO VOTE THEIR BLUE PROXY

Cites Mounting Third Party Support For The Election Of Two Independent Shareholder Nominees

Vancouver, British Columbia, March 23, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”) today sent the following open letter to the shareholders of Baja Mining Corp. (TSX: BAJ) (OTCQX: BAJFF) (“Baja”) urging them to vote their BLUE proxy FOR the addition of both of Mount Kellett’s nominees to Baja’s board of directors at the Special Meeting of Shareholders to be held on April 3, 2012.

Dear Fellow Shareholders,

The Special Meeting of Shareholders to be held on April 3 is rapidly approaching – and how you vote will be critical to your investment and the future of Baja. We are pleased to note the significant momentum surrounding our campaign to promote corporate governance changes at the Baja board and management. In particular, we point to the strong third-party endorsements of Institutional Shareholder Services Inc. (“ISS”), the leading independent proxy advisor, and Robert Moaut, a founder of Baja and the Boleo project and former Baja board member.

As you may have seen, the ISS report recommended that shareholders of Baja vote FOR the addition of both of Mount Kellett’s nominees to Baja’s board of directors, explicitly outlining the need for change to the Baja board:

“Based on the evidence of problematic governance practices in the recent past – including exorbitant equity grants to directors, the CEO's troubling willingness to take an active role in what is supposed to be a completely independent Nominating Committee, and the reactive nature of the governance provisions the board has recently adopted – the dissident has made a compelling case that change is warranted at the board level.”
(ISS Proxy Advisory Report for Baja Mining Corp., March 21, 2012*)

Robert Moaut, one of Baja’s founders and a former director, wrote an open letter published by the Globe and Mail that expresses deep misgivings about the past and present conduct of John Greenslade, the chief executive of Baja AND Catalyst Copper Corp. Mr. Mouat wrote:

“In the last few years, John has started putting his interests squarely and significantly ahead of the interests of Baja Mining.”
(Robert Mouat’s open letter to shareholders as seen in TheGlobeAndMail.com’s “Former Baja director blasts CEO, backs dissident,” March 8, 2012*)

We are encouraged by this support. It’s worth noting that another proxy advisory firm said:

“We acknowledge that Mount Kellett has identified behavior and practices that should concern shareholders. These concerns include (i) the CEO's apparent entrenchment, (ii) the appointment of multiple board members who, while independent in our view, still are somewhat related to the CEO, (iii) the potential of pursuing a transaction with another company where the CEO also serves as CEO, without approval of disinterested directors or shareholders and (iv) reactive as opposed to proactive governance improvements”.
(Glass Lewis Proxy Advisory Report for Baja Mining Corp., March 22, 2012*)

Once again, we urge you to support independent shareholder representation.  Mount Kellett is seeking to elect these two new independent shareholder nominees to ensure the Baja board acts on behalf of all shareholders and remains focused on creating shareholder value.

We thank you for your consideration and look forward to your support in working to protect the investments and interests of all Baja shareholders.

Sincerely,
/s/ Jonathan Fiorello
Chief Operating Officer
Mount Kellett Capital Management LP

*Permission to reproduce quotes from third party sources was neither sought nor obtained.

Mount Kellett urges its fellow shareholders to vote their BLUE proxy card to elect Mr. Stephen Lehner and Mr. Lorie Waisberg, two highly qualified, independent candidates, to the Baja board of directors.  Once elected, Messrs. Lehner and Waisberg will represent a minority of the board and will work with the other directors to provide much-needed independent oversight and an owner-driven mindset.  Mount Kellett continues to believe that Giles Baynham and Gerald Prosalendis – two hand-picked directors who are very much entangled in Baja’s web of conflicts – should be removed from Baja’s board.

For more information on how to vote your BLUE proxy, as well as access to other important materials, please visit www.ShareholdersForBaja.com.  If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted).

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing.  The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai.  The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.
Bernard Simon, 416-867-2304

or

Sard Verbinnen & Co
Dan Gagnier/Sarah Brown, 212-687-8080